December 04, 2012 08:55 ET

Stellar Biotechnologies Files U.S. Patent Application for KLH Manufacturing Innovations

PORT HUENEME, CA--(Marketwire - Dec 4, 2012) - Stellar Biotechnologies, Inc. ("Stellar" or "the Company") (TSX VENTURE: KLH) (PINKSHEETS: SBOTF) (FRANKFURT: RBT), the world leader in sustainable manufacture of GMP-grade Keyhole Limpet Hemocyanin (KLH), today announced that the Company has submitted a patent application to the U.S. Patent and Trademark Office for new innovations related to the Company's Keyhole Limpet Hemocyanin ("KLH") technology. The patent application included claims for pharmaceutical grade compositions of matter, advanced manufacturing processes, and methods of use in a wide range of therapies.

KLH is a naturally derived protein typically used as a carrier protein in therapeutic vaccines or a stimulant in immunotoxicology applications.

"Stellar Biotechnologies is the only company with sustainable, environmentally sound manufacturing processes for pharmaceutical grade KLH," said John Sundsmo, Ph.D., V.P. of Research and Intellectual Property. "In addition to our existing protection and pending applications, this new patent intellectual property further secures our leadership in KLH processing and quality innovations."

For more information:

Visit Stellar Biotechnologies website at www.StellarBiotech.com and the KLH knowledge base KLH Site™ at www.KLHSite.com.

About Stellar Biotechnologies, Inc.

Stellar Biotechnologies, Inc. (TSX VENTURE: KLH) (PINKSHEETS: SBOTF) (FRANKFURT: RBT) is the world leader in sustainable manufacture of Keyhole Limpet Hemocyanin (KLH). KLH is an important immune-stimulating protein used in wide-ranging therapeutic and diagnostic markets. Potent, yet proven safe in humans, KLH operates as both a vital component for conjugate vaccines (targeting cancer, autoimmune, and infectious diseases) as well as an antigen for measuring immune status. Stellar Biotechnologies was founded to address the growing demand for renewable, commercial-scale supplies of high-quality, GMP-grade KLH. Stellar has developed leading practices, facilities and proprietary capabilities to address this need. To receive regular updates, enter email at bottom of http://stellarbiotechnologies.com/investors/news_releases/

Forward-Looking Statements

The Company's views as of the date of this press release should not be relied upon to represent the Company's views as of a subsequent date. While the Company anticipates that subsequent events may cause the Company's views to change, the Company disclaims any obligation to update such forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on such statements. Except in accordance with applicable securities laws, the Company expressly disclaims any obligation to update any forward-looking statements or forward-looking statements that are incorporated by reference herein. This news release does not constitute an offer to sell, or a solicitation of an offer to buy any of the Company's securities set out herein in the United States, or to, or for the benefit or account of, a U.S. Person or person in the United States. Neither TSX Venture Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of these releases.

Contact Information

Contacts:
Stellar Biotechnologies, Inc.
Darrell Brookstein
Executive VP, Corporate Development and Finance
Phone: 805 488 2800
Email: dbrookstein@stellarbiotech.com

Investor Relations:
MZ Group
Mark A. McPartland
Senior Vice President
Phone: 1 212-301-7130
Email: markmcp@mzgroup.us
Web: www.mzgroup.us